

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2023

Thomas R. Cannell, D.V.M.
President and Chief Executive Officer
Sesen Bio, Inc.
245 First Street, Suite 1800
Cambridge, MA 02142

> **Re: Sesen Bio, Inc.**
> **Amendment No 4 to Registration Statement on Form S-4**
> **Exhibit Nos. 10.10-10.11, 10.29-10.30, 10.32-10.34**
> **Filed January 18, 2023**
> **File No. 333-267891**

Dear Thomas R. Cannell, D.V.M:

    We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance